(An Exploration Stage Company)

Consolidated Financial Statements

For the year ended December 31, 2017

(In U.S. Dollars)

Management’s Responsibility for Financial Reporting

The management of Quaterra Resources Inc. is responsible for the integrity and fair presentation of the financial information contained in this annual report. Where appropriate, the financial information, including consolidated financial statements, reflects amounts based on management’s best estimates and judgments. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board. Financial information presented elsewhere in the annual report is consistent with that disclosed in the consolidated financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Management has established and maintains a system of internal accounting control designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use, financial information is reliable and accurate and transactions are properly recorded and executed in accordance with management’s authorization. This system includes established policies and procedures, the selection and training of qualified personnel, and an organization providing for appropriate delegation of authority and segregation of responsibilities. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Board of Directors oversees management’s responsibility for financial reporting and internal control systems through an Audit Committee, which is composed entirely of independent directors. The Audit Committee meets periodically with management and the independent auditors to review the scope and results of the annual audit and to review the consolidated financial statements and related financial reporting and internal control matters before the consolidated financial statements are approved by the Board of Directors and submitted to the Company’s shareholders.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, has audited the Company’s consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) and has expressed its opinion in the independent auditor’s report.

“Thomas C. Patton” (signed)	“Lei Wang” (signed)
Thomas C. Patton	Lei Wang
Chairman and Chief Executive Officer	Chief Financial Officer

March 27, 2018
Vancouver, British Columbia, Canada

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Quaterra Resources Inc.

Opinions on the Financial Statements

We have audited the accompanying consolidated balance sheets of Quaterra Resources Inc. as of December 31, 2017 and 2016, and the related consolidated statements of income and comprehensive income, shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and cash outflows from operating activities that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7
T: +1 604 806 7000, F: +1 604 806 7806

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

(signed) “PricewaterhouseCoopers LLP”

Chartered Professional Accountants

Vancouver, Canada
March 28, 2018

We have served as the Company's auditor since 2016.

INDEPENDENT AUDITORS’ REPORT TO THE SHAREHOLDERS OF QUATERRA RESOURCES INC.

We have audited the accompanying consolidated financial statements of Quaterra Resources Inc., which comprise the consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the year ended December 31, 2015, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial performance and cash flows of Quaterra Resources Inc. for the year ended December 31, 2015 in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Chartered Professional Accountants

Vancouver, Canada
March 24, 2016

Quaterra Resources Inc.
Consolidated Statements of Financial Position
(In thousands of U.S. Dollars)

	Note	December 31, 2017	December 31, 2016
Assets		$	$

Current assets:
Cash and cash equivalents		1,575	6,665
Other receivable		3	3
Marketable securities	3	286	132
Prepaid and other		28	47
		1,892	6,847
Non-current assets:
Exploration and evaluation assets	4	31,295	27,597
Reclamation bonds		60	70
		31,355	27,667
Total Assets		33,247	34,514

Liabilities
Current liabilities:
Accounts payable and accrued liabilities		130	111
Loan payable	5	571	540
Convertible notes	6	-	540
		701	1,191
Non-current liability
Derivative liability - warrants	7	587	938
		587	938
Total Liabilities		1,288	2,129
Shareholders' Equity
Share capital		100,729	100,051
Share-based payment reserve		18,729	18,560
Accumulated comprehensive loss		(62)	(31)
Deficit		(87,437)	(86,195)
		31,959	32,385
Total Liabilities and Shareholders' Equity		33,247	34,514

Nature of operations and going concern (Note 1)

(See the accompanying notes to the consolidated financial statements)

Approved on behalf of the Board of Directors on March 27, 2018:

/s/ “Thomas Patton”	/s/“Terrence Eyton”
Director	Director

Quaterra Resources Inc.
Consolidated Statements of Loss and Comprehensive Loss
(In thousands of U.S. Dollars, except for shares and per share amounts)

		Year ended December 31,
	Note	2017	2016	2015
		$	$	$
General administrative expenses
Administration and general office expense		287	300	274
Consulting		48	92	160
Depreciation		-	14	10
Investor relations and communications		104	69	72
Personnel costs		645	419	720
Professional fees		120	199	275
Share-based payments	9(a)	169	136	208
Transfer agent and regulatory fees		70	43	63
Travel and promotion		91	70	78
		(1,534)	(1,342)	(1,860)

Exploration partner fees		-	25	25
Fair value gain (loss) on derivative liability		351	454	(1,207)
Foreign exchange gain (loss)		(33)	23	70
General exploration recovery (cost)		-	(6)	(18)
Gain (loss) on disposal of assets		186	536	(42)
Loss on settlement of convertible notes		(100)	-	-
Impairments		-	(1,480)	-
Interest expense		(112)	(75)	(72)
		292	(523)	(1,244)
Net loss for the year		(1,242)	(1,865)	(3,104)
Other comprehensive loss
Net change in fair value of marketable securities	3	(31)	(31)	-
Comprehensive loss for the year		(1,273)	(1,896)	(3,104)
Loss per share - basic and diluted		(0.01)	(0.01)	(0.02)
Weighted average number of common shares outstanding		199,450,814	193,479,416	193,479,416

(See the accompanying notes to the consolidated financial statements)

Quaterra Resources Inc.
Consolidated Statements of Cash Flows
(In thousands of U.S. Dollars)

	Year ended December 31,
	2017	2016	2015
	$	$	$
Operating activities
Net loss for the year	(1,242)	(1,865)	(3,104)
Items not involving cash:
Depreciation	-	14	10
Fair value (gain) loss on derivative liability	(351)	(454)	1,207
Impairments of mineral properties	-	1,480	-
Interest expense	79	70	83
(Gain) loss on disposal of assets	(186)	(536)	42
Loss on settlement of convertible notes	100	-	-
Share-based payments	169	136	208
	(1,431)	(1,155)	(1,554)
Changes in non-cash working capital
Other receivable	-	2	(1)
Prepaid and other	19	34	(15)
Accounts payable and accrued liabilities	(31)	92	(197)
Cash used in operating activities	(1,443)	(1,027)	(1,767)

Financing activities
Loan payable	-	-	500
Cash provided by financing activities	-	-	500

Investing activities
Expenditures on mineral properties	(6,122)	(5,145)	(3,684)
Recovery from exploration partners	-	48	(22)
Proceeds from option agreement	2,393	5,075	4,575
Proceeds from sale of mineral properties	-	3,000	3,500
Net proceeds from disposal of assets	-	343	-
Reclamation bonds	(10)	(18)	9
Cash (used) provided by in investing activities	(3,739)	3,303	4,378
Effect of foreign exchange on cash	92	(133)	(72)
(Decrease) increase in cash and cash equivalents	(5,090)	2,143	3,039
Cash and cash equivalents, beginning of year	6,665	4,522	1,483
Cash and cash equivalents, end of year	1,575	6,665	4,522
Supplemental cash flow information
Exploration expenditures included in accounts payable	$63	$75	$398
Interest paid in cash	$53	$-	$-
Shares issued for interest	$80	$-	$-

(See the accompanying notes to the consolidated financial statements)

QuaterraResourcesInc.
ConsolidatedStatementsofChangesinEquity
(InthousandsofU.S.Dollars,exceptforshares)

	Common Shares		Share-based	Accumulated other
	Number of	Amounts	payment reserve	comprehensive loss	Deficit	Total
	Shares	($)	($)	($)	($)	($)
Balance, December 31, 2014	193,479,416	100,051	17,002	-	(81,226)	35,827
Share-based payments	-	-	208	-	-	208
Derivative liability - warrants	-	-	1,214	-	-	1,214
Net loss for the year	-	-	-	-	(3,104)	(3,104)
Balance, December 31, 2015	193,479,416	100,051	18,424	-	(84,330)	34,145
Share-based payments	-	-	136	-	-	136
Other comprehensive loss	-	-	-	(31)	-	(31)
Net loss for the year	-	-	-	-	(1,865)	(1,865)
Balance, December 31, 2016	193,479,416	100,051	18,560	(31)	(86,195)	32,385
Shares issued to settle convertible notes	7,489,898	678	-	-	-	678
Share-based payments	-	-	169	-	-	169
Other comprehensive loss	-	-	-	(31)	-	(31)
Net loss for the year	-	-	-	-	(1,242)	(1,242)
Balance, December 31, 2017	200,969,314	100,729	18,729	(62)	(87,437)	31,959

(See the accompanying notes to the consolidated financial statements)

Quaterra Resources Inc.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2017
(In U.S. Dollars, tabular amounts in thousands of U.S. dollars except per share amount)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Quaterra Resources Inc. (together with its subsidiaries, “Quaterra” or the “Company”) is a copper exploration company working on its mineral properties located in Nevada and Alaska, United States. The Company is incorporated in British Columbia, Canada. Its head office is located at 1100 - 1199 West Hastings Street, Vancouver, British Columbia, Canada, V6E 3T5.

The Company defers all acquisition, exploration and evaluation costs related to the properties on which it is conducting exploration. The nature of the Company’s operations requires significant expenditures for the acquisition, exploration, and development of those mineral properties. The underlying value of the amounts recorded as mineral properties and the Company’s continued existence is dependent upon the existence of economically recoverable mineral reserves and the ability of the Company to acquire new properties and obtain funding to complete the exploration activities. The carrying value of the Company’s mineral properties does not reflect current or future values.

These consolidated financial statements are prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. As at December 31, 2017, the Company had working capital of $1.191 million. The Company has no source of revenue, has significant cash requirements to meet its administrative overhead, pay its liabilities and have to renegotiate certain mineral property option payments. The Company will need to raise funds to continue its exploration activities; while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. These conditions cast substantial doubt on the Company’s ability to continue as a going concern.

These consolidated financial statements do not reflect the adjustments to the carrying value of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary were the going concern assumption inappropriate. Such adjustments could be material.

2.	SIGNIFICANT ACCOUNTING POLICIES AND FUTURE ACCOUNTING CHANGES

Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

a)	Basis of presentation and consolidation

These consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified as available-for-sale and the derivative financial liability, which are stated at their fair values.

The Company consolidates an entity when it has power over that entity, is exposed, or has rights, to variable returns from its involvement with that entity and has the ability to affect those returns through its power over that entity. All material intercompany transactions, balances and expenses are eliminated on consolidation.

These consolidated financial statements incorporate the financial statements of Quaterra and its wholly-owned subsidiaries: Quaterra Alaska Inc., Singatse Peak Services, LLC, Six Mile Mining Company, Quaterra International Limited, and QTA International Nieves Limited.

b)	Accounting estimates and judgments

The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies, reported amounts and disclosures. Actual results could differ from those estimates. Differences may be material.

Quaterra Resources Inc.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2017
(In U.S. Dollars, tabular amounts in thousands of U.S. dollars except per share amount)

Judgment is required in assessing whether certain factors would be considered an indicator of impairment. Both internal and external information are considered to determine whether there is an indicator of impairment present and accordingly, whether impairment testing is required.

c)	Translation of foreign currencies

The Company’s presentation currency is the U.S. dollar (“$” or “USD”). The functional currency of the Company and its significant subsidiaries is the USD.

In preparing the financial statements, transactions in currencies other than an entity’s functional currency (“foreign currencies”) are recorded at the rates of exchange prevailing at the dates of the transactions. At each balance sheet date, monetary assets and liabilities are translated using the period end foreign exchange rate. Non-monetary assets and liabilities are translated using the historical rate on the date of the transaction. All gains and losses on translation of these foreign currency transactions are included in the statement of loss.

d)	Exploration and evaluation assets

Direct costs related to the acquisition and exploration of mineral properties held or controlled by the Company are capitalized on an individual property basis until the property is put into production, sold, abandoned, or determined to be impaired. Administration costs and general exploration costs are expensed as incurred.

When the technical feasibility and commercial viability of extracting a mineral resource are demonstrable, the exploration and evaluation costs are transferred to property and equipment. When a property is placed into commercial production, capitalized costs will be depleted using the units-of-production method.

Proceeds from the sale of properties or cash proceeds received from farm-out agreements are recorded as a reduction of the related mineral interest, with any excess proceeds accounted for in net income (loss).

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers, or title may be affected by undetected defects.

e)	Impairment

The Company’s assets are reviewed for indication of impairment at each reporting date. If any such indication exists, an estimate of the recoverable amount is undertaken, being the higher of an asset’s fair value less costs of disposal and value in use. If the asset’s carrying amount exceeds its recoverable amount then an impairment loss is recognized in the statement of loss.

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that this does not exceed the original carrying amount that if no impairment loss had been recognized.

Quaterra Resources Inc.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2017
(In U.S. Dollars, tabular amounts in thousands of U.S. dollars except per share amount)

f)	Convertible notes

The Company’s convertible notes are split into their corresponding debt and equity components at the date of issue. The debt component is classified as a liability and recorded at the present value of the Company’s obligation to make future principal and interest payments. The equity component represents the value of the conversion right and attached warrants and is determined using the residual value approach.

g)	Share-based payments

The fair value of stock options granted to directors, officers, employees and consultants is calculated using the Black Scholes option pricing model and are expensed over the vesting periods. If and when the stock options are exercised, the value attributable to the stock options is transferred to share capital.

h)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, bank deposits and highly liquid investments with an original maturity of 90 days or less.

i)	Financial instruments

Financial instruments are classified as one of the following: fair value through profit or loss (“FVTPL”), held– to–maturity, loans and receivables, available–for–sale financial assets or other financial liabilities. All financial instruments are measured at fair value on initial recognition.

Financial assets and liabilities designated as FVTPL are subsequently measured at fair value with changes in fair value recognized in net loss. Financial assets designated as “available-for-sale” are subsequently measured at fair value with unrealized gains and losses recognized in other comprehensive loss.

Financial assets designated as “loans and receivables” or “held-to-maturity”, and financial liabilities designated as “other financial liabilities” are measured at amortized cost.

The Company has classified cash and cash equivalents, other receivable as “loans and receivables”; marketable securities as “financial assets at FVTPL”; accounts payable and accrued liabilities, loan payable as “other financial liabilities”; and derivative liability as “held-for-trading”.

j)	Provisions

Provisions are recognized when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and the amount of the obligation can be reliably estimated.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the reporting date, taking into account the risks and uncertainties surrounding the obligation.

The Company had no material provisions at December 31, 2017 and 2016.

Quaterra Resources Inc.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2017
(In U.S. Dollars, tabular amounts in thousands of U.S. dollars except per share amount)

k)	Earnings (loss) per share

Basic earnings (loss) per share is calculated using the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is calculated presuming the exercise of outstanding options, warrants and similar instruments. It assumes that the proceeds of such exercise would be used to repurchase common shares at the average market price during the year. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

l)	Income tax

Income tax comprises current and deferred tax. Income tax is recognized in net loss, except to the extent it is related to items recognized directly in equity or in other comprehensive loss.

Deferred tax is recognized in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred tax is determined on a non–discounted basis using tax rates and laws that have been enacted or substantively enacted by the reporting date and are expected to apply when the deferred tax asset or liability is settled. Deferred tax assets are recognized to the extent that it is probable that the assets can be recovered.

Recent and Future Accounting Changes

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective.

IFRS 9, Financial Instruments, replaces the current standard, IAS 39 Financial Instruments: Recognition and Measurement. The new standard replaces the current classification and measurement criteria for financial assets and liabilities with only two classification categories: amortized cost and fair value. The standard is effective for annual periods beginning on or after January 1, 2018. The adoption of this standard is not expected to have a material impact on the Company’s financial statements.

IFRS 16, Leases, specifies how a Company will recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17 Leases. The standard is effective for annual periods beginning on or after January 1, 2019. The Company is currently assessing the impact of this standard on its financial statements.

3.	MARKETABLE SECURITIES

The Company was originally issued 1,182,331 common shares of Grande Portage Resources Ltd. (“Grande Portage”), as a result of the sale of the Company’s 35% interest in the Herbert Gold project on July 29, 2016. On November 9, 2017, an additional 760,464 shares were allotted after Grande Portage completed financings up to $1 million to maintain Quaterra’s interest at 9% pursuant to the terms of the sale agreement. As of December 31, 2017, the Company held 1,942,795 common shares of Grande Portage with a fair value of $286,502.

These shares are classified as available-for-sale and recorded at fair market value determined by reference to their closing share price at each reporting date. Any fair value gain or loss is recognized in the other comprehensive income (loss) at each reporting date.

During the year ended December 31, 2017, a $31,324 loss was recognized in other comprehensive income (loss).

Quaterra Resources Inc.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2017
(In U.S. Dollars, tabular amounts in thousands of U.S. dollars except per share amount)

4.	EXPLORATION AND EVALUATION ASSETS

The Company owns a 100% interest in the MacArthur and Yerington properties, and has an option to earn a 100% interest in the Bear and Wassuk properties, which are located in Yerington District, Nevada.

In April 2017, the Company entered into a lease agreement with Chuchuna Minerals Company (“Chuchuna”) to earn a 90% interest in Groundhog property located in Alaska.

On September 11, 2017, Freeport-McMoRan Nevada LLC (“Freeport Nevada”) terminated the Membership Interest Option Agreement (the “Option Agreement”) that was entered on June 13, 2014, as amended. The Option Agreement had provided a total of $14.54 million in funding to the Company which was used in exploration, land maintenance, environmental compliance, and general administration of the Yerington District properties.

During the year ended December 31, 2017, the Company spent $4.58 million in Yerington and $1.5 million in exploration work at Groundhog.

Total mineral property maintenance and exploration costs are listed in the table below:

	United States						Mexico
	MacArthur	Yerington	Bear	Wassuk	Groundhog	Other	Nieves	Total
	$	$	$	$	$	$	$	$
December 31, 2015	18,700	9,315	3,750	660	-	1,562	2,388	36,375
Option payments	(368)	(231)	(3,976)	-	-	-	(1,500)	(6,075)
Balance, December 31, 2015	18,332	9,084	(226)	660	-	1,562	888	30,300
Additions:
Property maintenance	150	63	1,388	152	-	-	-	1,753
Geological & mapping	-	376	732	-	-	-	-	1,108
Geophysical & survey	79	154	46	-	-	-	-	279
Assay & labs	4	1	80	-	-	-	-	85
Drilling	-	-	1,150	-	-	-	-	1,150
Other	47	78	322	-	-	-	-	447
	280	672	3,718	152	-	-	-	4,822
Disposal	-	-	-	-	-	(82)	(888)	(970)
Impairment	-	-	-	-	-	(1,480)	-	(1,480)
Option payments	(1,075)	(356)	(3,492)	(152)	-	-	-	(5,075)
Balance, December 31, 2016	17,537	9,400	-	660	-	-	-	27,597
Additions:
Property maintenance	151	160	895	252	126	-	-	1,584
Geological & mapping	47	639	-	6	412	-	-	1,104
Geophysical & survey	34	240	95	1	525	-	-	895
Assay & labs	42	104	-	85	-	-	-	231
Drilling	300	1,393	4	-	200	-	-	1,897
Other	-	131	1	-	248		-	380
	574	2,667	995	344	1,511	-	-	6,091
Option payments	(223)	(1,495)	(675)	-	-	-	-	(2,393)
Balance, December 31, 2017	17,888	10,572	320	1,004	1,511	-	-	31,295

Quaterra Resources Inc.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2017
(In U.S. Dollars, tabular amounts in thousands of U.S. dollars except per share amount)

a)	MacArthur, Nevada

The Company earned its 100% interest in the MacArthur property by paying $2.2 million over 10 years. The property is subject to a 2% net smelter return royalty (“NSR”), which may be reduced to a 1% NSR royalty for a consideration of $1.0 million.

b)	Yerington Pit, Nevada

The Company acquired a 100% interest in the Yerington property from the Arimetco bankruptcy proceeding in April 2011 for $500,000 cash and 250,000 common shares.

The acquisition followed years of due-diligence studies and negotiations with state and federal agencies and the receipt of Bona Fide Prospective Purchase letters from the U.S. Environmental Protection Agency (“EPA”), the Nevada Division of Environmental Protection and the Bureau of Land Management to protect SPS from liability emanating from activities of the former mine owners and operations.

The property has a 2% NSR royalty capped at $7.5 million on commencement of commercial production.

c)	Bear, Nevada

Bear Deposit consists of five option agreements covering private land in Yerington, Nevada. Under the terms of these option agreements, as amended, the Company is required to make approximately $5.0 million in cash payments over 11 years ($3.72 million paid) in order to maintain the exclusive right to purchase the land, mineral rights and certain water rights and to conduct mineral exploration on these properties. Aggregate payments due under the five option agreements by year are as follows:

•	$1,458,774 paid prior to December 31, 2015;
•	$1,363,258 due in 2016 (paid);
•	$895,258 due in 2017 (paid);
•	$688,000 due in 2018;
•	$238,000 due in 2019;
•	$188,000 due in 2020;
•	$63,000 each due in 2021 and 2022, respectively; and
•	$51,000 due in 2023

d)	Wassuk, Nevada

The Company has an option to earn an interest in certain unpatented mining claims in Lyon County, Nevada, over ten years and is required to make $1.51 million in cash payments ($850,000 paid) and incur a work commitment of $300,000 ($92,112 incurred) by August 1, 2018 as below:

•	$550,000 paid up to August 1, 2015;
•	$100,000 on or before August 1, 2016 (paid);
•	$200,000 each on or before August 1, 2017 (paid) and 2018; and
•	$230,000 each on or before August 1, 2019 and 2020, respectively.

The property is subject to a 3% NSR royalty upon commencing commercial production, which can be reduced to a 2% NSR royalty in consideration for $1.5 million.

Quaterra Resources Inc.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2017
(In U.S. Dollars, tabular amounts in thousands of U.S. dollars except per share amount)

e)	Groundhog, Alaska

On April 25, 2017, the Company announced it signed a lease agreement with Chuchuna Minerals Company giving it an option to acquire a 90% interest in the Groundhog copper prospect, located 200 miles southwest of Anchorage, Alaska. To earn the 90% interest, the Company is required to fund a total of $5.0 million of exploration expenditure over five years ($1.5 million made in 2017), and to make a lump sum payment to Chuchuna of $3.0 million by the end of the fifth year.

The Company has no obligation to exercise its option and can terminate the agreement at its discretion annually.

If the Company exercises its option to acquire 90% of Groundhog, Chuchuna and Quaterra will enter into a joint venture agreement. Chuchuna will retain a 10% interest in the property carried to production, and a NSR royalty of 1.75%. Within the first ten years the Company may purchase 50% of the NSR by paying Chuchuna $25 million.

5.	LOAN PAYABLE

On May 8, 2015, the Company entered into a $500,000 secured note (“Loan Payable”) with Freeport Nevada in order to facilitate a real property interest acquisition within the Bear Deposit area.

The Loan Payable bears an annual interest of 5%, compound daily, and is due by March 10, 2018, 180 days following the termination notice of the Option Agreement on September 11, 2017.

Subsequent to the year end, the Company further extended repayment by 180 days to September 6, 2018 and paid a $28,816 extension fee to Freeport Nevada.

6.	CONVERTIBLE NOTES

On July 2, 2014, the Company closed a non-brokered private placement of 500 units for gross proceeds of $500,000. Each unit comprised of one non-transferable convertible redeemable promissory note (“Notes”) and 11,442 non-transferable warrants. The Notes bear simple interest at a rate of 10% per annum.

On February 25, 2017, the Company’s shares had achieved a minimum closing price of CAD$0.12 for a 10-consecutive trading day period on the TSX venture Exchange, and accordingly, the principal of the Notes was automatically converted into 6,609,000 shares at a rate of CAD$0.10 per share. Of the interest due, $79,977 was paid by issuing 880,898 shares, and the remaining interest of $53,315 was paid in cash.

On March 16, 2017, the Company issued 7,489,898 common shares and paid $53,315 cash to settle the convertible notes and related interest. As a result, a $100,000 loss on the settlement of the convertible notes was recorded in the statement of loss and comprehensive loss.

7.	DERIVATIVE LIABILITY

The Company has certain warrants that are either exercisable in a different currency from the Company’s functional currency, or the number of shares to be issued upon exercising are subject to change. They are classified as derivative liabilities and carried at fair value and revalued at each reporting date.

As of December 31, 2017, the derivative liabilities were related to the 19,000,000 warrants expiring Oct 4, 2019 and revalued at $587,100 using the weighted average assumptions: volatility of 133%, expected term of 1.75 year, discount rate of 1.68% and dividend yield of 0%.

Quaterra Resources Inc.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2017
(In U.S. Dollars, tabular amounts in thousands of U.S. dollars except per share amount)

8.	SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares without par value.

On March 16, 2017, the Company settled the convertible debt including principal and a portion of the interest accrued by issuing a total of 7,489,898 common shares (Note 6).

There were no shares issued in the year ended December 31, 2016.

9.	SHARE-BASED PAYMENTS

a)	Stock options

The Company has a stock option plan under which the Company is authorized to grant stock options of up to 10% of the number of common shares issued and outstanding of the Company at any given time.

The following table presents changes in stock options outstanding and exercisable:

	December 31, 2017		December 31, 2016
	Number of	Weighted Average	Number of	Weighted Average
	Options	Exercise Price (CAD$)	Options	Exercise Price (CAD$)
Outstanding, beginning of year	15,710,000	0.16	15,765,000	0.38
Granted	2,900,000	0.10	3,025,000	0.065
Expired	(2,500,000)	(0.45)	(2,870,000)	(1.24)
Forfeiture	(60,000)	(0.10)	(210,000)	(0.32)
Outstanding, end of year	16,050,000	0.16	15,710,000	0.16
Exercisable, end of year	15,850,000	0.17	15,310,000	0.17

The following table summarizes stock options outstanding by expiry dates with exercise price at the date of recording in Canadian dollars:

		Number of Options Outstanding
Expiry Date	Exercise Price (CAD$)	December 31, 2017	December 31, 2016
March 27, 2017	0.50	–	100,000
June 28, 2017	0.45	–	2,400,000
September 19, 2018	0.16	3,760,000	3,760,000
June 25, 2019	0.10	2,815,000	2,815,000
December 31, 2019	0.05	1,000,000	1,000,000
March 26, 2020	0.05	200,000	200,000
July 16, 2020	0.13	2,380,000	2,410,000
April 14, 2021	0.065	2,995,000	3,025,000
June 23, 2022	0.095	2,900,000	–
		16,050,000	15,710,000

The Company used the following assumptions in the Black-Scholes option pricing model:

Quaterra Resources Inc.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2017
(In U.S. Dollars, tabular amounts in thousands of U.S. dollars except per share amount)

	December 31, 2017	December 31, 2016	December 31, 2015
Weighted average share price	CAD 0.08	CAD 0.06	CAD 0.09
Risk–free interestrate	0.60%	0.60%	0.48%
Expected share price volatility	85%	141%	143%
Expected option life in years	5.0	5.0	5.0
Forfeiture rate	0%	0%	0%
Expected dividend yield	0%	0%	0%

Share-based payment expenses were allocated as follows:

	Year ended December 31,
	2017	2016	2015
	$	$	$
Consultants	55	30	38
Directors and officers	88	85	146
Employees	26	21	24
	169	136	208

b)	Share purchase warrants

The following table summarizes warrants outstanding as of December 31, 2017 and 2016:

Expiry date	Exercise price	Number of Warrants
January 2, 2018	CAD 0.16	5,721,000
September 13, 2018	$0.15	29,810,000
October 3, 2019	$0.16	19,000,000
		54,531,000

Subsequent to year end, 5,721,000 warrants expired unexercised.

10.	RELATED PARTY TRANSACTIONS

a)

The Company’s related parties include its directors and officers who are the key management of the Company. The remuneration of directors and officers was as follows, subject to change of control provisions for officers:

	Year ended December 31,
	2017	2016	2015
	$	$	$
Salaries	431	367	517
Directors' fees	36	36	18
Share-based payments	88	85	146
	555	488	681

b)

Manex Resource Group (“Manex”) is a private company owned by the Company’s Corporate Secretary Mr. Lawrence Page. During the year ended December 31, 2017, the Company paid $120,129 (CAD$156,000) to Manex for its Vancouver office space and general office services. The five-year service contract expired on August 31, 2017, and the Company currently is on a month-to-month basis.

Quaterra Resources Inc.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2017
(In U.S. Dollars, tabular amounts in thousands of U.S. dollars except per share amount)

11.	SEGMENTED INFORMATION

The Company has one business segment, the exploration of mineral properties. As of December 31, 2017 and 2016, all the Company’s significant non-current assets are located in the United States.

12.	COMMITMENTS

To acquire certain mineral property interests in Nevada (Note 4), the Company must make optional acquisition expenditures in order to satisfy the terms of existing option agreements, failing which the rights to such mineral properties will revert back to the property vendors.

13.	DEFERRED INCOME TAXES

a)	A reconciliation of income tax provision computed at Canadian statutory rates to the reported income tax provision is provided as follows:

	2017		2016

Loss for the year	$(1,240)	$	(1,865)
Canadian statutory tax rate	26%		26%
Income tax benefit computed at statutory rates	(323)		(485)
Foreign tax rates different from statutory rates	(29)		(145)
Other	-		(77)
Rate difference between current and deferred taxes	4,312		(138)
Foreign exchange gains or losses	(425)		-
Permanent differences	(33)		513
Change in unused tax losses and tax offsets	(3,502)		332
	$-		$-

The Company recognizes tax benefits on losses or other deductible amounts generated in countries where it is probable the deferred tax assets will be recovered. The Company’s unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consist of the following amounts:

	2017	2016

Non-capital losses	$9,255	$33,583
Capital loss	2,337	-
Tax value over book value of mineral properties	3,352	4,329

Tax value over book value of equipment	12	69
Tax value over book value of investments and share issue costs	16	90
Unrecognized deductible temporary differences	$14,972	$38,071

The Company’s unused non-capital losses expire as follows:

Quaterra Resources Inc.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2017
(In U.S. Dollars, tabular amounts in thousands of U.S. dollars except per share amount)

	Canada	United States

2022 - 2026	$557	$713

2027 - 2036	18,313	19,098

Total	$18,870	$19,811

The Company’s unused capital losses of $17.3 million are available to carry forward indefinitely.

14.	CAPITAL MANAGEMENT

The Company considers its capital to be equity, comprising share capital, reserves and deficit. The Company’s objectives are to ensure sufficient financial flexibility to achieve the ongoing business objectives including funding of future growth opportunities, pursuit of accretive acquisitions, and to maximize shareholder return through enhancing the share value.

The Company manages capital through its budgeting and forecasting processes. The Company reviews its working capital and forecasts its future cash flows based on operating expenditures, and other investing and financing activities.

To maintain its objectives, the Company may issue new shares, adjust capital spending, acquire or dispose of assets. There is no assurance that these initiatives will be successful.

There was no change in the Company’s approach to capital management during the year ended December 31, 2017. The Company is not subject to any externally imposed capital requirements.

15.	FINANCIAL INSTRUMENT RISK

The board of directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company examines the various financial instrument risk to which it is exposed and assesses the impact and likelihood of those risks.

a)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by forecasting cash flows. Cash is invested in highly liquid investments which are available to discharge obligations when they come due.

Please see Note 1.

b)	Credit risk

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations.

The Company is exposed to credit risk through its cash and cash equivalents which are held in large Canadian financial institutions that have high credit ratings assigned by international credit ratings agencies. The Company believes this credit risk is insignificant.

Quaterra Resources Inc.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2017
(In U.S. Dollars, tabular amounts in thousands of U.S. dollars except per share amount)

c)	Market risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities. The Company has no control over these fluctuations and does not hedge its investments. Marketable securities are adjusted to fair value at each reporting date.